===============================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

         TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE QUARTER ENDED JUNE 30, 2002

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X        Form 40-F
                                    ----                ----

Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes       No  X
                                        ----     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

===============================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ST ASSEMBLY TEST SERVICES LTD
                                BY:


                                          /s/Tan Lay Koon
                                -----------------------------------------------
                                Name    : Tan Lay Koon
                                Title   : President and Chief Executive Officer
                                Date    : July 31,2002

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

                    STATS REPORTS SECOND QUARTER 2002 RESULTS

     REVENUES UP 45.3% FROM Q2 A YEAR AGO, IMPROVEMENT IN OPERATING MARGINS

- NET REVENUES OF $51.3 MILLION

- LOSS PER ADS OF $0.22

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 31, 2002 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly) today reported results for the second quarter ended June 30, 2002.

"Revenues in the second quarter increased 45.3% over the same quarter a year ago, and 30.1% over the first quarter 2002. This is our third consecutive quarter of revenue growth and the strongest by far. The revenue growth was broad-based and came from the broadband access, wireless and digital consumer markets.

Higher revenues and a relatively moderate increase in costs led to an improvement in our operating margins. Our gross loss improved by 36.5% sequentially which is better than our sequential revenue growth of 30.1%.

Revenues from our test business increased 46.1% sequentially as we benefited from the contributions from Winstek Semiconductor Corporation ("Winstek") and to a lesser extent, FastRamp Test Services, Inc. ("FastRamp"). Our strategy of continuing to make investments in strategic markets and capabilities during the downturn is showing positive results. In particular, Winstek continued to improve its position with leading foundries and fabless companies in Taiwan and its revenues almost doubled to about $4 million in this quarter over the first quarter.

Our investments in advanced packaging technologies are also bearing fruit. Revenue contribution from our array packages grew to be about 25.8% of assembly revenues from 17.3% in the prior quarter reflecting the success of our efforts in growing business from such packages.

We are also pleased that our customers recognize our improved service performance. Following the supplier award from Analog Devices, Inc. as previously reported, we are delighted to be acknowledged for our performance by Centillium Communications, Inc. and TDK Corporation," said Tan Lay Koon, President and Chief Executive Officer.


HIGHLIGHTS OF SECOND QUARTER PERFORMANCE

Second quarter net revenues were $51.3 million, an increase of 45.3% over the corresponding period last year, and 30.1% sequentially over first quarter 2002. The increase in net revenues was due principally to an increase in unit shipments in both assembly and test. A net loss of $21.6 million was recorded for the quarter compared to a net loss of $31.7 million for the corresponding period a year ago, and a net loss of $26.6 million in the first quarter.

Diluted loss per ADS and diluted loss per ordinary share for the second quarter were $0.22 and $0.02, respectively compared to a diluted loss of $0.32 per ADS and $0.03 per ordinary share in the corresponding period in 2001. Diluted loss per ADS and diluted loss per ordinary share were $0.27 and $0.03, respectively in the first quarter.

For the second quarter, net revenues from assembly services were $25.7 million or 50.1% of revenues, and net revenues from test services were $25.6 million or 49.9% of revenues.

Gross loss for the second quarter was $8.8 million or a gross margin of negative 17.1% compared to a gross loss of $21.9 million or a gross margin of negative 62.2% in the same quarter a year ago. Gross margin in this quarter improved from the gross margin of negative 35.1% in the first quarter due principally to higher revenues.

Depreciation expense and cost of leasing production equipment for this quarter increased to $29.2 million or 56.9% of net revenues compared to $26.8 million or 67.9% of revenues in the first quarter principally as a result of additional production equipment.

Second quarter operating expenses were $13.4 million or 26.1% of net revenues compared to $13.3 million or 33.8% of net revenues in first quarter 2002. Operating expenses in this quarter were higher than the $12.3 million in the corresponding quarter a year ago due principally to higher research and development expenses.

Selling, general and administrative expenses in this quarter were $8.8 million or 17.2% of net revenues compared to $9.0 million or 22.9% of net revenues in the first quarter and $8.8 million or 25.1% of net revenues in the corresponding quarter a year ago.

Research and development expenses were $4.5 million during the quarter, or 8.8% of net revenues compared to $4.2 million or 10.6% of net revenues in first quarter 2002. Research and development expenses in this quarter were higher than the $3.5 million in the corresponding quarter a year ago due to higher investments in advanced package development and new capabilities such as wafer bumping.

Net interest expense was $1.8 million compared to net interest income of $1.6 million in the year-ago quarter, due to lower interest income resulting from the lower cash balance and lower interest rates and higher interest expense resulting from the convertible notes offering in March 2002.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in second quarter 2002 increased 102.7% over the same quarter a year ago, and increased 27.1% sequentially. Unit shipments in our assembly business increased by 99.9% over the same quarter a year ago, and 22.7% sequentially.

In this quarter, the average selling prices (ASPs) for the test business increased by 5.2% compared to first quarter 2002 due principally to a change in product mix. In the assembly business, ASPs for this quarter decreased marginally by 1.4% from the previous quarter due principally to product mix changes.

Once again mixed signal devices made up the largest component of units tested by the company during the quarter. As a percentage of test revenues, digital testing increased to 26.8% of test revenues due principally to the testing of digital devices used in computer peripherals and digital consumer products.

                    TEST REVENUES BREAKDOWN BY TESTING TYPE

                                   THREE MONTHS ENDED
                        ---------------------------------------------
                          MARCH 31, 2002              JUNE 30, 2002
                        ------------------         ------------------
TYPE OF TESTING         % OF TEST REVENUES         % OF TEST REVENUES
---------------         ------------------         ------------------
Mixed Signal                   84.5                        72.9
Digital                        15.4                        26.8
Memory                          0.1                         0.3


CAPITAL EXPENDITURES

Capital expenditures in this quarter were $59.7 million principally for the addition of wafer bumping equipment, high-end testers, fine pitch wirebonders, peripherals and equipment upgrades. Capital expenditures year-to-date were $93.7 million. As of June 30, 2002, the company had 284 testers and 569 wirebonders.


MARKET DYNAMICS

The communications segment remained our largest revenue contributor in this quarter and accounted for 54.9% of revenues. The consumer segment contributed 9.9% of revenues, the third consecutive quarterly growth, reflecting the progress made by Winstek.

The United States remained our largest revenue contributor by region. Revenues from Asia increased to 13.8% of revenues principally as a result of Winstek's success in obtaining new business and winning business from leading Taiwan semiconductor companies.

Our customer base continued to be equally balanced between integrated device manufacturers ("IDMs") and fabless semiconductor companies.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                     THREE MONTHS ENDED
                          --------------------------------------------
                            MARCH 31, 2002             JUNE 30, 2002
                          -----------------          -----------------
MARKET SEGMENT            % OF NET REVENUES          % OF NET REVENUES
--------------            -----------------          -----------------
Communications                  55.0                        54.9
Computer                        38.9                        35.2
Consumer/Others                  6.1                         9.9

                          REVENUES BREAKDOWN BY REGION

                                    THREE MONTHS ENDED
                        ----------------------------------------------
                          MARCH 31, 2002               JUNE 30, 2002
                        -----------------            -----------------
REGION                  % OF NET REVENUES            % OF NET REVENUES
------                  -----------------            -----------------
United States                 84.3                         82.9
Europe                         4.3                          3.3
Asia                          11.4                         13.8

                      REVENUES BREAKDOWN BY CUSTOMER TYPE

                                    THREE MONTHS ENDED
                        ----------------------------------------------
                          MARCH 31, 2002               JUNE 30, 2002
                        -----------------            -----------------
CUSTOMER TYPE           % OF NET REVENUES            % OF NET REVENUES
-------------           -----------------            -----------------
Foundries                      7.9                          9.7
Fabless                       47.9                         45.9
IDMs                          44.2                         44.4


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"We are encouraged by the increase in revenues and the improvement in operating margins in this quarter. This is the third consecutive quarter of improving operating performance, which supports our belief that our business is on a recovery path. While we continue to expect a stronger second half this year and sequential revenue growth in the third quarter, we are more cautious about the pace of growth on the back of a much stronger than expected first half and general caution in the industry. Based on our current outlook, we expect revenues for the third quarter to be about 5% to 10% higher than the second quarter due principally to higher unit shipments," said Tan Lay Koon.

Added Pearlyne Wang, acting Chief Financial Officer, "We expect the aggregate utilization rate in the third quarter to further improve marginally from the 55% in the second quarter. Based on current revenue expectations, we do not expect to be profitable in the third quarter. In addition, we expect to incur a net interest expense of $2.5 million in the third quarter due to the interest payable on our convertible notes.

We are also maintaining our budgeted capital expenditures for 2002 at $150 million. However, in the assembly and test business, capital expenditures are incremental in nature, and we may need to adjust requirements in response to changing market conditions."


HIGHLIGHTS OF SECOND QUARTER ACHIEVEMENTS

In April 2002, STATS announced the successful launch of mySTATS, a new enterprise portal, which offers a virtual extension to customers' manufacturing operations. The mySTATS portal is part of a company-wide IT initiative to provide customers with real-time access to manufacturing information, such as Work in Process reports and other critical data from operations. This strategy includes a business-to-business (B2B) engine based on the RosettaNet standard for electronic sharing of business information.

On May 22, 2002, the company introduced an enhanced version of its popular Plastic Ball Grid Array (PBGA) package. Called Exposed Drop In Heat Spreader Plastic Ball Grid Array (XDPBGA), this new package offers improved thermal performance at a low cost compared with traditional die-down packages. The new XDPBGA package fits a range of applications in telecommunications, computing and peripherals, wireless networking and digital consumer markets. Its thermal characteristic makes it ideal for use in laser printers, PC chipsets and graphic processors, microprocessors, set top boxes, game consoles and Gigabit Ethernet.

During the quarter, STATS announced that it was named the "Assembly and Test Partner of the Year" by Centillium Communications, Inc., innovator of broadband communications technology. From technology roadmap sharing to sort, assembly, and final test services, STATS has aligned closely with Centillium to provide the right services to suit its needs. Centillium also leverages FastRamp Test Services, STATS' high-end engineering test laboratory, to rapidly move their products from design to production.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     FOR THE THREE MONTHS  ENDED JUNE 30,
                                                                  ---------------------------------------
                                                                    2001                           2002
                                                                  --------                       --------
Net revenues                                                      $ 35,266                       $ 51,259
Cost of revenues                                                   (57,200)                       (60,031)
                                                                  --------                       --------
Gross loss                                                         (21,934)                        (8,772)
                                                                  --------                       --------
Operating expenses:
  Selling, general and administrative                                8,846                          8,826
  Research and development                                           3,500                          4,530
  Others, net                                                            -                             19
                                                                  --------                       --------
    Total operating expenses                                        12,346                         13,375
                                                                  --------                       --------
Operating loss                                                     (34,280)                       (22,147)
Other income :
  Interest income (expense), net                                     1,619                         (1,775)
  Foreign currency exchange gain                                       391                            423
  Other non-operating income, net                                      780                          1,771
                                                                  --------                       --------
    Total other income                                               2,790                            419
                                                                  --------                       --------
Loss before income taxes                                           (31,490)                       (21,728)
Income tax benefit (expense)                                          (217)                           441
                                                                  --------                       --------
Net loss before minority interest                                  (31,707)                       (21,287)
Minority interest                                                        -                           (278)
                                                                  --------                       --------
Net loss                                                          $(31,707)                      $(21,565)
                                                                  --------                       --------
Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                                59                            160
  Foreign currency translation adjustment                                -                          1,152
                                                                  --------                       --------
Comprehensive loss                                                $(31,648)                      $(20,253)
                                                                  ========                       ========
Basic net loss per ordinary share                                 $  (0.03)                      $  (0.02)
Diluted net loss per ordinary share                               $  (0.03)                      $  (0.02)
Basic net loss per ADS                                            $  (0.32)                      $  (0.22)
Diluted net loss per ADS                                          $  (0.32)                      $  (0.22)
Ordinary shares (in thousands) used in per ordinary
 share calculation:
- basic                                                            989,142                        991,536
- effect of dilutive options                                             -                              -
                                                                  --------                       --------
- diluted                                                          989,142                        991,536
                                                                  ========                       ========
ADS (in thousands) used in per ADS calculation:
- basic                                                             98,914                         99,154
- effect of dilutive options                                             -                              -
                                                                  --------                       --------
- diluted                                                           98,914                         99,154
                                                                  ========                       ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                        FOR THE SIX MONTHS ENDED JUNE 30,
                    2001 AND 2002 IN THOUSANDS OF US DOLLARS
                        (EXCEPT SHARE AND PER SHARE DATA)


                                                                        FOR THE SIX MONTHS ENDED JUNE 30,
                                                                      -------------------------------------
                                                                         2001                        2002
                                                                      ---------                   ---------
Net revenues                                                          $  83,894                   $  90,663
Cost of revenues                                                       (115,743)                   (113,259)
                                                                      ---------                   ---------
Gross loss                                                              (31,849)                    (22,596)
                                                                      ---------                   ---------
Operating expenses:
  Selling, general and administrative                                    20,694                      17,850
  Research and development                                                7,023                       8,688
  Others, net                                                                82                         149
                                                                      ---------                   ---------
    Total operating expenses                                             27,799                      26,687
                                                                      ---------                   ---------

Operating loss                                                          (59,648)                    (49,283)

Other income:
  Interest income (expense), net                                          3,509                      (1,784)
  Foreign currency exchange gain                                            333                         622
  Other non-operating income, net                                         1,937                       2,232
                                                                      ---------                   ---------
    Total other income                                                    5,779                       1,070
                                                                      ---------                   ---------

Loss before income taxes                                                (53,869)                    (48,213)
Income tax benefit (expense)                                               (821)                        300
                                                                      ---------                   ---------
Net loss before minority interest                                       (54,690)                    (47,913)
Minority interest                                                             -                        (205)
                                                                      ---------                   ---------
Net loss                                                              $ (54,690)                  $ (48,118)
                                                                      ---------                   ---------
Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                                     69                         489
  Foreign currency translation adjustment                                     -                         760
                                                                      ---------                   ---------
Comprehensive loss                                                    $ (54,621)                  $ (46,869)
                                                                      =========                   =========

Basic net loss per ordinary share                                     $   (0.06)                  $   (0.05)
Diluted net loss per ordinary share                                   $   (0.06)                  $   (0.05)
Basic net loss per ADS                                                $   (0.55)                  $   (0.49)
Diluted net loss per ADS                                              $   (0.55)                  $   (0.49)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
- basic                                                                 988,523                     991,000
- effect of dilutive options                                                  -                           -
                                                                      ---------                   ---------
- diluted                                                               988,523                     991,000
                                                                      =========                   =========
ADS (in thousands) used in per ADS calculation:

- basic                                                                  98,852                      99,100
- effect of dilutive options                                                  -                           -
                                                                      ---------                   ---------
- diluted                                                                98,852                      99,100
                                                                      =========                   =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002
                           IN THOUSANDS OF US DOLLARS

                                                                                 DECEMBER 31,                JUNE 30,
                                                                                     2001                      2002
                                                                                 ------------               ---------
ASSETS
Current assets:
  Cash and cash equivalents                                                        $115,214                 $ 130,092
  Accounts receivable, net                                                           25,584                    37,858
  Amounts due from ST and ST affiliates                                               1,793                     2,008
  Other receivables                                                                   6,047                     8,669
  Inventories                                                                         7,262                     9,374
  Marketable securities                                                               3,680                    13,858
  Prepaid expenses                                                                   20,737                    17,124
  Other current assets                                                                1,067                     9,137
                                                                                   --------                 ---------
    Total current assets                                                            181,384                   228,120
Property, plant and equipment, net                                                  347,262                   389,684
Marketable securities                                                                20,121                   114,565
Prepaid expenses                                                                     14,486                     8,143
Goodwill                                                                              1,321                     1,321
Other assets                                                                         12,004                    23,856
                                                                                   --------                 ---------
    Total assets                                                                   $576,578                 $ 765,689
                                                                                   ========                 =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                           $ 14,045                 $  14,399
  Current obligations under capital leases                                            2,564                     6,400
  Accounts payable                                                                   13,692                    11,465
  Amounts due to ST and ST affiliates                                                 2,473                     2,729
  Accrued operating expenses                                                         14,684                    19,740
  Other payables                                                                     23,051                    41,751
  Income taxes payable                                                                1,428                     1,130
                                                                                   --------                 ---------
    Total current liabilities                                                        71,937                    97,614
Other non-current liabilities                                                         4,605                     5,656
Obligations under capital leases                                                      7,689                     7,806
Long-term debt, excluding current installments                                       14,045                    19,129
Convertible notes                                                                         -                   201,826
                                                                                   --------                 ---------
    Total liabilities                                                                98,276                   332,031
Minority interests                                                                   25,507                    26,475

Shareholders' equity:
Share capital                                                                       159,961                   160,283
Additional paid-in capital                                                          387,652                   388,587
Accumulated other comprehensive loss                                                 (9,941)                   (8,692)
Retained deficit                                                                    (84,877)                 (132,995)
                                                                                   --------                 ---------
    Total Shareholders' Equity                                                      452,795                   407,183
                                                                                   --------                 ---------
    Total Liabilities and Shareholders' Equity                                     $576,578                 $ 765,689
                                                                                   ========                 =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                                                 FOR THE SIX MONTHS ENDED JUNE 30,
                                                                             ---------------------------------------
                                                                                2001                          2002
                                                                             ---------                     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                     $ (54,690)                    $ (48,118)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization                                                 62,176                        59,971
  Loss on sale of property, plant and equipment                                     82                           238
  Accretion of the discount on convertible notes                                     -                         1,825
  Deferred income taxes                                                           (300)                         (857)
  Exchange gain                                                                   (333)                         (331)
  Minority interest in income in subsidiary                                          -                           205
  Others                                                                             -                          (567)
Changes in operating working capital:
  Accounts receivable                                                           30,106                       (11,954)
  Amounts due from ST and ST affiliates                                          6,417                          (310)
  Inventories                                                                    6,220                        (2,111)
  Other receivables, prepaid expenses and other assets                           8,166                        (1,251)
  Accounts payable, accrued operating expenses and
   other payables                                                              (22,424)                        1,396
  Amounts due to ST and ST affiliates                                              514                           230
                                                                             ---------                     ---------
Net cash provided by (used in) operating activities                             35,934                        (1,634)
                                                                             ---------                     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                         11,900                         1,399
Purchases of marketable securities                                              (8,670)                     (105,527)
Proceeds from maturity of short-term deposits                                   10,000                             -
Purchases of property, plant and equipment                                     (36,545)                      (62,861)
Proceeds from sale of property, plant and equipment                              2,186                             8
                                                                              --------                     ---------
Net cash used in investing activities                                          (21,129)                     (166,981)
                                                                              --------                     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                                     (7,366)                       (7,013)
Proceeds from issuance of convertible notes                                          -                       195,032
Proceeds from issuance of long-term debt                                             -                        11,867
Increase in restricted cash                                                          -                       (12,121)
Grants received                                                                      -                         1,150
Capital lease payments                                                               -                        (7,726)
Proceeds from issuance of shares                                                   698                         1,778
                                                                              --------                     ---------
Net cash provided by (used in) financing activities                             (6,668)                      182,967
                                                                              --------                     ---------

Net increase in cash and cash equivalents                                        8,137                        14,352
Effect of exchange rate changes on cash and                                       (674)                          526
 cash equivalents
Cash and cash equivalents at beginning of the period                           141,733                       115,214
                                                                              --------                     ---------
Cash and cash equivalents at end of the period                                $149,196                     $ 130,092
                                                                              ========                     =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
          Interest                                                            $    767                     $     513
          Income taxes                                                        $  2,244                     $     804

ABOUT ST ASSEMBLY TEST SERVICES LTD (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887                    Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                             email: khorhweeeng@stats.st.com.sg

US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                    Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                   email : lavinl@statsus.com